Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: BCSB Bancorp, Inc.

(SEC Registration Statement No. 333-192414)

FOR IMMEDIATE RELEASE

F.N.B. Corporation’s Merger with BCSB Bancorp, Inc

Receives Regulatory Approvals

Hermitage, PA and Baltimore, MD – December 5, 2013 – F.N.B. Corporation (NYSE: FNB) and BCSB Bancorp, Inc. (NASDAQ: BCSB) today announced the receipt of all required regulatory clearances for the proposed merger of F.N.B. Corporation and BCSB Bancorp, Inc.

The Office of the Comptroller of the Currency and the Office of the Commissioner of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation, have each approved the proposal to merge Baltimore County Savings Bank, the bank subsidiary of BCSB Bancorp, Inc., into First National Bank of Pennsylvania, F.N.B. Corporation’s bank subsidiary, and the Federal Reserve Bank of Cleveland has granted F.N.B. Corporation a waiver of its merger application requirements.

BCSB Bancorp, Inc. shareholders will vote on the proposed merger at a special meeting of the shareholders scheduled for January 29, 2014. The merger is expected to have an effective closing date of February 14, 2014.

Vincent J. Delie, Jr., President and Chief Executive Officer of F.N.B. Corporation stated, “We are very pleased that the proposed merger with BCSB is going as planned. F.N.B.’s significant investments in experienced personnel and risk management systems enable us to maintain our core competency of merger integration. We look forward to welcoming BCSB shareholders, customers and employees to F.N.B.”

The respective Boards of Directors of BCSB Bancorp, Inc. and F.N.B. Corporation have previously approved the Agreement and Plan of Merger between F.N.B. Corporation and BCSB Bancorp, Inc. Additionally, as announced on June 14, 2013, shareholders of BCSB Bancorp, Inc. will be entitled to receive 2.08 shares of F.N.B. Corporation common stock for each common share of BCSB Bancorp, Inc. stock. The exchange ratio is fixed and the transaction is expected to qualify as a tax-free exchange for shareholders of BCSB, Inc.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

F.N.B. Corporation will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

SHAREHOLDERS OF BCSB BANCORP, INC. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation and BCSB Bancorp, Inc. have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard,

FOR IMMEDIATE RELEASE

Hermitage, PA 16148, telephone: (724) 983-3317 and free copies of the documents BCSB Bancorp, Inc. has filed with the SEC by contacting Joseph J. Bouffard, President and Chief Executive Officer, BCSB Bancorp, Inc., 4111 East Joppa Road, Baltimore, MD 21236, telephone: (410) 256-5000.

F.N.B. Corporation and BCSB Bancorp, Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from BCSB Bancorp, Inc. shareholders in connection with the proposed merger. Information concerning such participants’ ownership of BCSB Bancorp, Inc. common shares will be set forth in the proxy statement/prospectus relating to the merger when it becomes available. This communication does not constitute an offer of any securities for sale.

About F.N.B. Corporation

F.N.B. Corporation (NYSE: FNB), headquartered in Hermitage, Pennsylvania, is a regional diversified financial services company operating in six states and three major metropolitan areas including Pittsburgh, PA, where it holds the number three retail deposit market share, Baltimore, MD and Cleveland, OH. The Company has total assets of $12.8 billion and more than 250 banking offices throughout Pennsylvania, Ohio, West Virginia and Maryland. F.N.B. provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, asset based lending, capital markets and lease financing. The consumer banking segment provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. F.N.B.’s wealth management services include asset management, private banking and insurance. The Company also operates Regency Finance Company, which has more than 70 consumer finance offices in Pennsylvania, Ohio, Kentucky and Tennessee.

The common stock of F.N.B. Corporation trades on the New York Stock Exchange under the symbol “FNB”.

About BCSB Bancorp, Inc.

BCSB Bancorp, Inc. serves as the holding company for its wholly owned subsidiary, Baltimore County Savings Bank, which has 16 banking offices throughout the Greater Baltimore area. The common stock of BCSB Bancorp, Inc. is traded under the trading symbol “BCSB” on the NASDAQ National Market System.

Forward-looking Statements

This joint press release of F.N.B. Corporation and BCSB Bancorp, Inc. contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation and BCSB Bancorp, Inc. Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions.

FOR IMMEDIATE RELEASE

These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in F.N.B. Corporation and BCSB Bancorp, Inc. reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by BCSB Bancorp, Inc. shareholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating the F.N.B. Corporation and BCSB Bancorp, Inc. businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. Corporation products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. F.N.B. Corporation and BCSB Bancorp, Inc. undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this press release.

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Analysts & Institutional Investor Contact

F.N.B. Corporation

Cynthia Christopher

christoc@fnb-corp.com

724-983-3429

724-815-3926 (cell)

Media Contact

F.N.B. Corporation

Jennifer Reel

reel@fnb-corp.com

724-983-4856

724-699-6389 (cell)